Tel: 702-784-0000 Fax: 702-784-0161 www.bdo.com	8548 Rozita Lee Avenue, Suite 300 Las Vegas, NV 89113

March 9, 2023
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on March 3, 2023, to be filed by our former client, Everi Holdings Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

/s/ BDO USA, LLP

BDO USA, LLP
Las Vegas, Nevada

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.